HUNTON ANDREWS KURTH LLP FOUNTAIN PLACE 1445 ROSS AVENUE SUITE 3700 DALLAS, TEXAS 75202-2799 TEL 214 • 979 • 3000 FAX 214 • 880 • 0011
By EDGAR and Email	PETER G. WEINSTOCK DIRECT DIAL: 214 • 468 • 3395 EMAIL: pweinstock@huntonak.com
April 18, 2019	BETH A. WHITAKER DIRECT DIAL: 214 • 468 • 3575 EMAIL: bwhitaker@Huntonak.com
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549
Attention:  Michael Clampitt and Jessica Livingston

Re:	T Acquisition, Inc. Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted April 3, 2019 CIK No. 0001766526

Ladies and Gentlemen:

On behalf of our client, T Acquisition, Inc. (the “Company”), we are submitting the following response to the comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter, dated April 16, 2019 (the “Comment Letter”), with respect to the above-referenced filing.  In response to the Staff’s comment, the Company has also revised its Amendment No. 1 of the Draft Registration Statement confidentially submitted to the Commission on April 3, 2019 (the “Draft Registration Statement”) and is publicly filing concurrently with this letter its Registration Statement on Form S-1 (the “Revised Registration Statement”), which reflects these revisions.

In addition to revisions made in response to the Staff’s comment, the Revised Registration Statement contains other changes, including a recent developments section that previews preliminary financial results for the three-month period ending March 31, 2019 and other revisions that are intended to update, clarify and render more complete the information contained therein.

For your reference, copies of this letter, clean copies of the Revised Registration Statement, and copies marked to show all changes from the Draft Registration Statement are being delivered to the Staff under separate cover.

For the convenience of the Staff, the numbered paragraph and heading below correspond to the heading in the Comment Letter.  The Staff’s comment is set forth in italics, followed by the Company’s response to the comment.

ATLANTA   AUSTIN   BANGKOK   BEIJING   BOSTON   BRUSSELS   CHARLOTTE   DALLAS   DUBAI   HOUSTON   LONDON
LOS ANGELES   MIAMI   NEW YORK   NORFOLK   RICHMOND   SAN FRANCISCO   THE WOODLANDS   TYSONS   WASHINGTON, DC
www.HuntonAK.com

Securities and Exchange Commission
April 18, 2019

Corporate History, Merger and Structure Merger, page 5

1.          Please revise the disclosures to clarify why the Company will issue the Series A as non-redeemable by the Company and will almost immediately redeem/repurchase.  In addition, clarify if the Company will pay any premium or dividend on the Series A before repurchase and whether the current intention is to pay dividends on the Series B being sold in the offering.

Immediately prior to and in connection with the merger of Tectonic Holdings, LLC with and into the Company, the outstanding subordinated debt of Tectonic Advisors, LLC, a wholly owned subsidiary of Tectonic Holdings, will be converted into preferred units of Tectonic Holdings, LLC for tax purposes.  All preferred units issued by Tectonic Holdings, LLC will be held by Dental Community Financial Holdings, Ltd. (“DCFH”).  There are and will be no other preferred units of Tectonic Holdings outstanding.

In the merger, each preferred unit of Tectonic Holdings, LLC will be converted into one share of 10% Series A non-cumulative, perpetual preferred stock (the “Series A preferred stock”). The Series A preferred stock will not be redeemable for the first five years after issuance in order to obtain the desired Tier 1 capital treatment for regulatory purposes. Although the shares of Series A preferred stock will not be redeemable, we intend to offer to repurchase from DCFH such Series A preferred stock for a price equal to the aggregate liquidation preference of the Series A preferred stock, plus any declared but unpaid dividends, using a portion of the proceeds of this offering.  DCFH, as the sole owner, is under no obligation to accept our repurchase offer, may require a higher repurchase price or may determine that it is not in DCFH’s best interest to accept any repurchase offer given the current interest rate on the Series A preferred stock.  Even if DCFH accepts our repurchase offer, the repurchase of the Series A preferred stock is subject to regulatory approval.  While the Series A preferred stock remains outstanding, we intend to pay dividends on the Series A preferred stock in accordance with the schedule and terms of its certificate of designation; however, such dividends are not mandatory or cumulative.

In addition, we intend to pay dividends on the Series B preferred stock being sold in the offering; however, such dividends are not mandatory or cumulative.

Securities and Exchange Commission
April 18, 2019

The Revised Registration Statement has been revised to provide this additional information.

          If you or any other members of the Staff have any questions or comments regarding the foregoing or need additional information, please contact either Peter G. Weinstock at (214) 468-3395 or pweinstock@huntonak.com or Beth A. Whitaker at (214) 468-3575 or bwhitaker@huntonak.com.

Sincerely,

/s/ Peter G. Weinstock
Peter G. Weinstock

/s/ Beth A. Whitaker
Beth A. Whitaker

cc:          Patrick Howard
A. Haag Sherman
Michael G. Keeley